Exhibit 99.2

Sinovac Schedules Conference Call and Webcast for Fourth Quarter and Full Year Unaudited Financial Results

Beijing – April 2, 2013 – Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of vaccines in China, today announced that it will release its unaudited financial results for the fourth quarter and full year ended December 31, 2012, before market on Thursday, April 18, 2013.  The Company will host a conference call on Thursday, April 18, 2013, at 8:00 a.m. EDT (April 18, 2013, at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (International).  A replay of the call will be available from 11 a.m. EDT on April 18, 2013 to May 2, 2013 at midnight.  To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 411774.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com.  A webcast replay can be accessed on the corporate website beginning April 18, 2013, and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on research, development, manufacturing and commercialization of vaccines that protect against infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza and mumps, as well as animal rabies vaccine.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program.  Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot, and mouth disease), pneumonia, varicella and rubella.  Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia,Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9871

Fax:  +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel:  +1-646-536-7017

Email: scarrington@theruthgroup.com

Media:

Aaron Estrada

The Ruth Group

Tel:  +1-646-536-7028

Email: aestrada@theruthgroup.com